Exhibit 2.2

THIRD AMENDMENT TO

AGREEMENT AND PLAN OF REORGANIZATION

                THIS AMENDMENT is made and entered into as of August 7, 2003 by and among Zoran Corporation, a Delaware corporation (“Zoran”), Zinc Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Zoran (“Sub”), and Oak Technology, Inc., a Delaware corporation (“Oak”).

RECITALS

                A.            Zoran, Sub and Oak have entered into an Agreement and Plan of Reorganization dated as of May 4, 2003, an Amendment to Agreement and Plan of Reorganization, dated as of June 6, 2003, and a Second Amendment to Agreement and Plan of Reorganization, dated as of June 30, 2003, (collectively, the “Amended Agreement”), pursuant to which the parties have agreed that Oak will merge with and into Sub; and

                B.            The parties desire to further amend certain provisions of the Amended Agreement, as hereinafter set forth;

                NOW, THEREFORE, the parties agree as follows:

                1.             Section 6.13 of the Amended Agreement shall be amended to read in full as follows:

“(a)         At the Effective Time, each then outstanding Oak Option (to the extent unexercised) that is not an Excluded Oak Option (as defined in Section 6.13(b)) and that is not held by a consultant or former consultant to Oak shall, whether vested or unvested, be assumed by Zoran and shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Oak Option, a number of shares of Zoran Common Stock (rounded down to the nearest whole number) equal to the product of (A) the number of shares of Oak Common Stock purchasable pursuant to such Oak Option (without regard to vesting) immediately prior to the Effective Time and (B) a decimal fraction (the “Option Exchange Ratio”) equal to 0.3333, which fraction the parties agree is the value of the sum of (1) the Per Share Stock Consideration and (2) the Per Share Cash Consideration on the last trading day prior to the date of this Agreement, at a price per share (rounded up to the nearest whole cent) equal to (i) the aggregate exercise price for the shares of Oak Common Stock otherwise purchasable pursuant to such Oak Option (without regard to vesting) immediately prior to the Effective Time divided by (ii) the number of full shares of Zoran Common Stock deemed purchasable pursuant to such Oak Option in accordance with the foregoing; provided, however, that in the case of any Oak Options to which Section 422 of the Code applies (“incentive stock options”), the option exercise price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be calculated differently, if necessary, in order to comply with Section 424(a) of the Code.  Notwithstanding the foregoing, except to the extent provided by Section 6.13(c)(iv), the unvested portion, if any (determined as of the Effective Time), of each Oak Option outstanding at the Effective Time which is held by an individual who does not, immediately following the Effective Time, become an employee of Zoran or the Surviving Corporation or a member of the Zoran Board of Directors shall not be assumed, but shall instead terminate and cease to be outstanding in accordance with its terms, and the vested portion of such Oak Option shall be assumed by applying this Section 6.13(a) only to such vested portion.  For purposes of the preceding sentence, the determination at the Effective Time of that portion, if any, of an Oak Option which is unvested shall take into account the acceleration of vesting, if any, occurring under the terms of such Oak Option or any other agreement to which the holder of such option is a party or plan in which such holder is a participant.

(b)           Zoran shall not assume those Oak Options outstanding at the Effective Time which are Excluded Oak Options.  “Excluded Oak Options” shall mean those Oak Options outstanding at the Effective Time (other than any such Oak Option described in Section 6.13(c)) which, were they to be assumed and converted into options to acquire shares of Zoran Common Stock in accordance with Section 6.13(a), would have an exercise price per share determined in accordance with Section 6.13(a) which would exceed an amount (the “Assumption Threshold”) equal to one hundred five percent (105%) of the closing sale price of a share of Zoran Common Stock on the last trading day prior to the Effective Time.  Excluded Oak Options shall terminate and cease to be outstanding effective at the Effective Time in accordance with their terms.  Zoran shall grant immediately following the Effective Time to each holder of an Excluded Oak Option who is an employee of Zoran or the Surviving Corporation immediately following the Effective Time a nonstatutory stock option (a “New Zoran Option”) to purchase a number of shares of Zoran Common Stock (rounded down to the nearest whole number) determined by multiplying the number of shares of Oak Common Stock purchasable pursuant to such Excluded Oak Option (without regard to vesting) immediately prior to the Effective Time by the applicable Valuation Ratio (as defined below) and by further multiplying such product by the Option Exchange Ratio.  A “Valuation Ratio” shall be established with respect to each of one or more groups of Excluded Oak Options having exercise prices falling within such ranges of exercise prices as the parties shall agree.  Each such Valuation Ratio with respect to a given Excluded Oak Option exercise price range shall be a fraction by which a hypothetical Oak option for one share of Oak Common Stock having an exercise price equal to the closing sale price of a share of Oak Common Stock on the last trading day prior to the Effective Time would have to be multiplied to approximate the value per share of an Excluded Oak Option having the average exercise price within such exercise price range, and such fraction shall be determined substantially in the manner described in Proposal 4 set forth in the Proxy Statement filed by Oak with the SEC in connection with the annual meeting of the stockholders of Oak held on December 18, 2002 (the “Exchange Program”).  The exercise price per share of each New Zoran Option shall be an amount equal to the closing sale price of a share of Zoran Common Stock on the Closing Date.  Except as provided in the following sentence, each New Zoran Option shall vest and become exercisable on the same basis as would have applied had such option been granted as a new option pursuant to the Exchange Program, provided that recognition of the vesting of New Zoran Options in accordance with the Exchange Program shall commence on the date of grant of such option rather than on the date six months following such grant.  Each New Zoran Option granted to an individual (other than Young Sohn) who enters into a transitional employment agreement with Zoran or the Surviving Corporation which contemplates a term of employment ending on a date specified thereby (the “Extended Termination Date”) shall become exercisable only on and after the Extended Termination Date, provided that such individual’s employment has not terminated prior to such date, to the extent vested as of such Extended Termination Date as determined on the same basis as would have applied had such option been granted as a new option pursuant to the Exchange Program.  Except as otherwise provided herein, each New Zoran Option shall be subject to the terms and conditions of the Zoran stock option plan pursuant to which it is granted and the standard form of stock option agreement used in connection with such plan.

(c)           The following Oak Options shall not be treated as Excluded Oak Options in accordance with Section 6.13(b), but shall instead be assumed by Zoran pursuant to Section 6.13(a) notwithstanding that upon such assumption any such Oak Option may have an exercise price per share of Zoran Common Stock subject to such option which exceeds the Assumption Threshold:

                (i)            each Oak Option (to the extent then unexercised) remaining outstanding at the Effective Time which is held by a non-employee member of the Oak Board of Directors;

                (ii)           each Oak Option (to the extent then unexercised and vested) remaining outstanding at the Effective Time which is held by an Oak employee who does not, immediately following the Effective Time, become an employee of Zoran or the Surviving Corporation;

                (iii)          each Oak Option (to the extent then unexercised, whether vested or unvested) remaining outstanding at the Effective Time which is held by an individual who, as of the Effective Time, has not entered into a transitional employment agreement with Zoran or the Surviving Corporation and who either has been given notice of, or has given notice of, the termination of his or her employment effective as of a time following the Effective Time; and

                (iv)          each Oak Option (to the extent then unexercised, whether vested or unvested) remaining outstanding at the Effective Time which was originally granted under the Xionics 1993 Stock Option Plan, Xionics 1995 Stock Option Plan or Xionics 1996 Stock Option Plan and assumed by Oak.

(d)           As soon as reasonably practicable after the Effective Time, Zoran shall deliver to each holder of an Oak Option assumed pursuant to Section 6.13(a) an appropriate notice evidencing the foregoing assumption of the option by Zoran.  Zoran shall comply with the terms of the Oak Option Plans and the agreements evidencing the assumed Oak Options, subject to the adjustments pursuant to this Section, and ensure, to the extent required by, and subject to the provisions of each such plan and agreement, that any such assumed Oak Options which qualified as incentive stock options immediately prior to the Effective Time will continue to qualify as incentive stock options after the Effective Time to the maximum extent permitted by Section 422 of the Code.

(e)           Zoran shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Zoran Common Stock for delivery upon the exercise of the Oak Options assumed in accordance with Section 6.13(a) and the exercise of New Zoran Options granted in accordance with Section 6.13(b).  As soon as practicable after the Effective Time, and not more than ten (10) business days thereafter, Zoran shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Zoran Common Stock subject to the Oak Options assumed pursuant to Section 6.13(a) and such previously unregistered shares, if any, as are subject to New Zoran Options, and shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the assumed Oak Options and New Zoran Options remain outstanding.  With respect to those individuals, if any, who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Zoran shall administer Oak Options assumed pursuant to Section 6.13(a) and New Zoran Options in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

(f)            Oak shall take such action as is necessary to (i) cause the ending date of the then current Purchase Period of the Oak Purchase Plan (as such term is defined therein) to occur on or before the last trading day on which the Oak Common Stock is traded on the Nasdaq National Market prior to the Effective Time (the “Final Oak Purchase Date”), (ii) cause all then existing offerings under the Oak Purchase Plan to terminate immediately following the purchase on the Final Oak Purchase Date, (iii) suspend all future offerings that would otherwise commence under the Oak Purchase Plan following the Final Oak Purchase Date and (iv) cease all further payroll deductions under the Oak Purchase Plan effective as of the Final Oak Purchase Date.  On the Final Oak Purchase Date, Oak shall apply the funds credited as of such date under the Oak Purchase Plan within each participant’s payroll withholding account to the purchase of whole shares of Oak Common Stock in accordance with the terms of the Oak Purchase Plan, which shares shall be treated in the manner described in Section 2.1(d).

(g)           Employees of Oak as of the Effective Time shall be permitted to participate in the Zoran Purchase Plan commencing on the first enrollment date of such plan following the Effective Time, subject to the eligibility provisions of such plan (with employees receiving credit, for purposes of such eligibility provisions, for service with Oak or Zoran).

(h)           At the Effective Time, Zoran shall assume each of the Oak Option Plans and the Oak Purchase Plan pursuant to which shares of Oak Common Stock that were previously authorized for issuance thereunder by the Oak stockholders remain, immediately prior to the Effective Time, available for the future grant of awards pursuant to such plans (the “Available Oak Shares”).  It is the intention of Zoran in assuming such plans to make the Available Shares (after appropriate adjustment of the number of such shares to reflect the Merger) available following the Effective Time for the grant of awards pursuant to an assumed Oak plan, the Zoran 2000 Nonstatutory Stock Option Plan or another plan or arrangement to individuals who were not employed by Zoran or any subsidiary of Zoran immediately prior to the Effective Time, and in accordance with the requirements of the amended rules of the Nasdaq National Market as set forth in SEC Release No. 34-48108, dated June 30, 2003, including any subsequent amendment or successor thereto; provided, however, the parties acknowledge and agree that Zoran’s obligations under Sections 6.13(a) through the first sentence of this Section 6.13(h) shall not be contingent upon the adoption of the proposed rule identified above.”

                2.             Except as provided in this Amendment, the Amended Agreement shall remain in full force and effect.

                3.             This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, Zoran, Sub and Oak have caused this Amendment to the Amended Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

OAK TECHNOLOGY, INC.		ZORAN CORPORATION

By:	/s/ John Edmunds	By:	/s/Levy Gerzberg
Title:	Chief Financial Officer	Title:	President and Chief Executive Officer

ZINC ACQUISITION CORPORATION

		By:	/s/ Levy Gerzberg
		Title:	President